John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805
December 8, 2011
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Bo Howell, Esq.

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Amendment to Registration Statement on Form N-1A
Dear Mr. Howell:
This letter is in response to a comment received via telephone on November 14, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the prospectuses and Statement of Additional Information included in Post-effective Amendment No. 58 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on October 14, 2011. The purpose of the Amendment is to delay the effective date of Post-effective Amendment No. 52 (“PEA No. 52”), which was filed on July 14, 2011 to register shares of a new series of the Trust, China Emerging Leaders Fund (the “Fund”). Set forth below is a summary of the comment followed by our response.
Prospectus — Fund Summary
Comment — In our comments to PEA No. 52, we asked the Fund to explain how it defined “emerging leaders” and consider including the definition in the Fund’s 80% Policy if it related to a specific type of investment or geographic region. While we note that a definition of “emerging leaders” has been included in the Amendment, please explain why it is not included in the Fund’s 80% Policy. We note that two other funds that include the term “emerging leaders” in their names, William Blair Emerging Leaders Growth Fund and Dreyfus Emerging Leaders Fund, include the term in their 80% Policies.
Response to Comment — As the staff notes, the Fund added a definition of “emerging leaders” as those “companies with a high market share in their industries, strong financial statements and above market average earnings growth.” We did not, however, include this definition in the Fund’s 80% Policy, because the Fund’s use of the term “emerging leaders” relates to the Fund’s principal investment strategies and not a particular type of investment or geographic region. Upon further review, we continue to believe that the Fund’s use of “emerging leaders” relates neither to a particular type of investment nor geographic region.
With respect to particular types of investments, we note that the Fund’s principal investments include a wide variety of equity-related instruments, none of which is included in the Fund’s name. Accordingly, we do not believe that the Fund is required to have an 80% Policy with respect to these investments. Further, with respect to particular geographic regions, we note that the Fund’s 80% Policy focuses on investments tied economically to China. Accordingly, we believe that the Fund’s name (and corresponding 80% Policy) appropriately reflects the fact that the Fund invests primarily in a particular geographic region, i.e., China.
Regarding the William Blair and Dreyfus funds, although these funds apparently have determined that “emerging leaders” connotes investment in particular types of investments or geographic regions (and have included the term in their 80% Policies), we believe that the manner in which these funds use “emerging

Securities and Exchange Commission
December 8, 2011

leaders” is significantly different from the manner in which the Fund uses the term. William Blair, for example, uses “emerging leaders” to identify a particular geographic area, i.e., emerging markets. Dreyfus uses “emerging leaders” to refer to innovative small companies. As distinguished from William Blair, the Fund does not use “emerging leaders” to designate a particular geographic area. Further, in contrast to Dreyfus, which has a principal focus in innovative small companies, the principal focus of the Fund’s investment program is China, rather than solely in small companies. Accordingly, we do not believe that the William Blair and Dreyfus funds’ inclusion of “emerging leaders” in their 80% Policies compels a similar inclusion by the Fund.

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4326.
Sincerely,
/s/ Andrew Wilkins
Andrew Wilkins
Assistant Secretary
John Hancock Funds II